UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2008

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On October 30, 2008, CIBT Education Group Inc. (“CIBT”) issued a press release disclosing that CIBT has signed a Memorandum of Understanding with Thompson Rivers University (“TRU”) and Vancouver Community College (“VCC”). Under the terms of the Memorandum of Understanding, students completing the two-year Business Administration and Computer Sciences programs with CIBT in China will be able to take their baccalaureate study at TRU after successfully completing a 9 to 12-month English upgrading and learning competency training program at VCC. A copy of the press release is attached as Exhibit 99.1 hereto.

EXHIBITS

Exhibit Number	Exhibit Description
99.1	Press Release dated October 30, 2008 – CIBT Establishes Academic Partnership with Vancouver Community College and Thompson Rivers University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: November 6, 2008	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer